SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
ITERIS, INC.
(Name of Issuer)

Common Stock, $0.10 par value per share
(Title of Class of Securities)

46564T107
(CUSIP Number)

William P. Kelly
RELM Wireless Corporation
7100 Technology Drive
West Melbourne, Florida 32904
(321) 984-1414

D. Kyle Cerminara
Fundamental Global Investors, LLC
4201 Congress Street, Suite 140
Charlotte, North Carolina 28209
(704) 323-6851

With a copy to:
Derek D. Bork
Thompson Hine LLP
3900 Key Center
127 Public Square
Cleveland, Ohio 44114
(216) 566-5500
(Name, Address and Telephone Number of PersonAuthorized to Receive Notices and Communications)

July 29, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
_______________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Fundamental Global Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,319,094
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,319,094
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 2,319,094
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON Fundamental Global Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 164,523
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 164,523
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 164,523
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON Fundamental Global Partners Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 376,422
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 376,422
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 376,422
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON RELM Wireless Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,778,149
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,778,149
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,778,149
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON CO

This Amendment No. 3 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 3”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on February 26, 2016 (as amended, the “Schedule 13D” or this “Statement”), with respect to the Common Stock, $0.10 par value per share (the “Common Stock”), of Iteris, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 3, the Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by the Reporting Persons, including brokerage commissions, was approximately as follows: FGPP, $510,220, FGPM, $1,169,725, and RELM, $3,242,460. The source of these funds was working capital of FGPP, FGPM, and RELM, as applicable.

Item 4. Purpose of Transaction.

 On July 29, 2016, RELM Wireless Corporation, Fundamental Global Investors, LLC and certain of their affiliates entered into an agreement (the “Settlement Agreement”) with the Company relating to representation on the Company’s Board of Directors (the “Board”).

Pursuant to the Settlement Agreement, the Company has agreed to expand the size of the Board to eight directors and immediately appoint Mr. Cerminara to the Board, to nominate Mr. Cerminara for election to the Board at the Company’s 2016 Annual Meeting of Stockholders (the “2016 Annual Meeting”), to recompose the Board as provided in the Settlement Agreement, and to add another independent director to the Board. For the 2016 Annual Meeting, the Board will reduce the size of the Board, to be effective as of the 2016 Annual Meeting, to six or seven directors, as appropriate, and will nominate a slate of director nominees, consisting of Mr. Cerminara, Messrs. Gerard M. Mooney, Joe Bergera and Mikel H. Williams, two of the other current board members to be chosen by the Nominating and Corporate Governance Committee of the Board (the “Committee”), and an independent director if such individual is agreed upon prior to the filing of the Company’s proxy statement for the 2016 Annual Meeting (the “Company Slate”). Pursuant to the Settlement Agreement, Mr. Cerminara was appointed to the Board on August 1, 2016.

The Settlement Agreement provides that the independent director will be selected by Committee subject to the approval of a majority of the members of the Company Slate then serving on the Board. In the event that the independent director is not selected prior to the filing of the proxy statement, the Company has agreed to submit a proposal to its stockholders to approve an amendment of the Company’s bylaws to decrease the range of the size of the Board to not less than six nor more than eleven directors, with the parties to the Settlement Agreement voting in favor of this proposal. The Reporting Persons have also agreed to customary standstill provisions for a period ending on the date that is 30 days before the last date on which a stockholder of the Company may submit nominations to the Board in connection with the Company’s 2017 Annual Meeting of Stockholders.

A copy of the Settlement Agreement is filed as Exhibit 99.1 to this Statement and is hereby incorporated herein by reference.

None of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as may be proposed by Mr. Cerminara in his capacity as a director of the Company or by such Board with Mr. Cerminara’s participation. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons may in the future acquire additional shares of common stock of the Company or dispose of some or all of the shares of common stock of the Company held by them in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

Item 5. Interest in Securities of the Issuer.

(a)           The Reporting Persons beneficially own in the aggregate 2,319,094 shares of Common Stock, which represents approximately 7.2% of the Company’s outstanding shares of Common Stock.

Each of FGPP, FGPM and RELM directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Share purchases by RELM were made through Tactical Capital Investments LLC, a Delaware limited liability company and a wholly-owned subsidiary of RELM. None of the other Reporting Persons or, to the Reporting Persons’ knowledge, any individuals identified on Schedule B to the Schedule 13D directly holds any of the shares of Common Stock disclosed in this Statement, except as previously described in Item 5 of the Schedule 13D or as described below.

100 shares of Common Stock are held by RELM of record; the remaining shares of Common Stock held by RELM are in an account that is managed by CWA Asset Management Group, LLC (doing business as “Capital Wealth Advisors”). CWA Asset Management Group, LLC provides wealth management, estate planning and family office services to individual investors. Fundamental Global Investors, LLC owns 50% of CWA Asset Management Group, LLC.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on the 32,057,503 shares of Common Stock reported by the Company as outstanding as of June 8, 2016 in its Annual Report on Form 10-K/A filed with the Securities and Exchange Commission on July 29, 2016 with respect to its fiscal year ended March 31, 2016.

(c)         The transactions effected by the Reporting Persons (FGPP and FGPM) in the Common Stock since the filing date of Amendment No. 2 to the Schedule 13D are set forth on Schedule A to this Statement. Each of these transactions was effected through the open market.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Information set forth under Item 4 hereof is hereby incorporated herein by reference.
Pursuant to rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 3, which agreement is set forth on the signature page to this Statement.
Item 7. Material to Be Filed as Exhibits.
99.1	Agreement, dated as of July 29, 2016, by and among Iteris, Inc. and RELM Wireless Corporation, Fundamental Global Investors, LLC and certain of their affiliates.

SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.
In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.
Dated: August 3, 2016

FUNDAMENTAL GLOBAL PARTNERS, LP,
by Fundamental Global Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Partner and Manager

FUNDAMENTAL GLOBAL PARTNERS MASTER FUND, LP,
by FG Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FUNDAMENTAL GLOBAL INVESTORS, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Chief Executive Officer, Partner and Manager

FGI FUNDS MANAGEMENT, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

/s/ D. Kyle Cerminara
D. Kyle Cerminara

/s/ Lewis M. Johnson
Lewis M. Johnson

/s/ Joseph H. Moglia
Joseph H. Moglia

RELM WIRELESS CORPORATION

/s/ William P. Kelly
William P. Kelly
EVP and Chief Financial Officer

Schedule A

Transactions by Fundamental Global Partners, LP and Fundamental Global Partners Master Fund, LP in the Common Stock Since the Filing of Amendment No. 2 to Schedule 13D:

Fundamental Global Partners, LP:

Transaction Date	Number of Shares Bought/(Sold)	Average Price Per Share ($)

7/11/2016	2,542	$ 3.4290
7/20/2016	4,530	$ 3.5645

Fundamental Global Partners Master Fund, LP:

Transaction Date	Number of Shares Bought/(Sold)	Average Price Per Share ($)

7/11/2016	5,933	$ 3.4290
7/20/2016	10,570	$ 3.5645